Exhibit 99.3
DENISON MINES CORP.
Financial Statements
for the years ending
December 31, 2010 and 2009

Responsibility for Financial Statements
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.
The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report outlines the scope of their examination and expresses their opinions on the consolidated financial statements and internal control over financial reporting.

“Ron F. Hochstein”	“James R. Anderson”

Ron F. Hochstein	James R. Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
March 10, 2011
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.
Changes to Internal Control over Financial Reporting
There has not been any change in the Company’s internal control over financial reporting that occurred during 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Independent Auditor’s Report
To the Shareholders of Denison Mines Corp.
We have completed integrated audits of the consolidated financial statements of Denison Mines Corp. for 2010 and 2009 and of its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Denison Mines Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years then ended, and the related notes including a summary of significant accounting policies.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2010 and 2009 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Corp. and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Report on internal control over financial reporting
We have also audited Denison Mines Corp.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.
Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, Denison Mines Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.
“PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 10, 2011

DENISON MINES CORP.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$97,554	$19,804
Trade and other receivables (note 3)	20,236	13,773
Inventories (note 4)	32,387	52,216
Prepaid expenses and other	1,917	1,607

	152,094	87,400

Inventories — ore in stockpiles (note 4)	2,204	1,530
Investments (note 5)	2,955	10,605
Prepaid expenses and other	104	287
Restricted cash and investments (note 6)	22,946	21,656
Property, plant and equipment (note 7)	714,458	691,039
Intangibles (note 8)	3,794	4,436
Goodwill (note 9)	53,919	51,028

	$952,474	$867,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,753	$9,508
Current portion of long-term liabilities:
Post-employment benefits (note 10)	402	380
Reclamation and remediation obligations (note 11)	641	752
Debt obligations (note 12)	200	869
Other long-term liabilities (note 13)	—	313

	14,996	11,822

Deferred revenue	3,339	3,187
Provision for post-employment benefits (note 10)	3,617	3,426
Reclamation and remediation obligations (note 11)	16,924	17,154
Debt obligations (note 12)	205	195
Other long-term liabilities (note 13)	1,105	1,051
Future income tax liability (note 14)	106,183	102,918

	146,369	139,753

SHAREHOLDERS’ EQUITY
Share capital (note 15)	910,484	849,488
Share purchase warrants (note 16)	5,830	5,830
Contributed surplus (notes 17 and 18)	41,658	39,922
Deficit	(256,729)	(242,494)
Accumulated other comprehensive income (note 19)	104,862	75,482

	806,105	728,228

	$952,474	$867,981

Issued and outstanding common shares (note 15)	366,200,665	339,720,415

Commitments and contingencies (note 25)
Subsequent events (note 26)
On Behalf of the Board of Directors:

“Ron F. Hochstein” Director	“Catherine J. G. Stefan” Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars except for per share amounts)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

REVENUES (note 21)	$128,320	$79,170

EXPENSES
Operating expenses (note 20)	122,549	98,145
Sales royalties and capital taxes	2,325	1,675
Mineral property exploration	7,526	10,120
General and administrative	14,312	13,883
Stock option expense (note 18)	1,831	3,847
Mineral properties impairment (note 7)	—	100,000
Intangibles impairment (note 8)	—	359
Goodwill impairment (note 9)	—	22,136

	148,543	250,165

Loss from operations	(20,223)	(170,995)
Other income (expense) (note 20)	5,812	(14,551)

Loss before taxes	(14,411)	(185,546)

Income tax recovery (expense) (note 14):
Current	(355)	1,691
Future	531	36,843

Net loss for the year	$(14,235)	$(147,012)

Net loss per share
Basic	$(0.04)	$(0.51)
Diluted	$(0.04)	$(0.51)

Weighted-average number of shares outstanding (in thousands)
Basic	340,826	286,421
Diluted	340,826	286,421

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009

Share capital
Balance at beginning of year	$849,488	$666,278
New shares issued-net of issue costs	61,091	185,034
New shares issued under stock option plans	159	—
Fair value of stock options exercised	95	—
Renunciation of flow-through share liabilities	(349)	(1,824)

Balance at end of year	$910,484	$849,488

Share purchase warrants
Balance at beginning of year	$5,830	$11,728
Warrants expired	—	(5,898)

Balance at end of year	$5,830	$5,830

Contributed surplus
Balance at beginning of year	$39,922	$30,537
Stock-based compensation expense	1,831	3,847
Fair value of stock options exercised	(95)	—
Warrants expired	—	5,898
Warrants expired-tax effect	—	(360)

Balance at end of year	$41,658	$39,922

Deficit
Balance at beginning of year	$(242,494)	$(95,482)
Net loss for the year	(14,235)	(147,012)

Balance at end of year	$(256,729)	$(242,494)

Accumulated other comprehensive income (loss)
Balance at beginning of year	$75,482	$(4,709)
Unrealized gain (loss) on investments change-net of tax	(2,490)	3,368
Foreign currency translation change	31,870	76,823

Balance at end of year	$104,862	$75,482

Total shareholders’ equity	$806,105	$728,228

Comprehensive income (loss)
Net loss for the year	$(14,235)	$(147,012)
Unrealized gain (loss) on investments change-net of tax	(2,490)	3,368
Foreign currency translation change	31,870	76,823

Comprehensive income (loss) for the year	$15,145	$(66,821)

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(14,235)	$(147,012)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	60,598	36,324
Investments impairment	181	149
Mineral properties impairment	—	100,000
Intangibles impairment	—	359
Goodwill impairment	—	22,136
Stock-based compensation	1,831	3,847
Gains on asset disposals	(2,739)	(5,679)
Losses (gains) on restricted investments	(207)	809
Non-cash inventory adjustments	(12,655)	4,290
Future income tax recovery	(531)	(36,843)
Foreign exchange	8,003	17,476
Net change in non-cash working capital items (note 20)	(4,695)	(38,298)

Net cash provided by (used in) operating activities	35,551	(42,442)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(880)	200
Purchase of investments	(17)	(711)
Proceeds from sale of investments	8,118	11,128
Expenditures on property, plant and equipment	(27,310)	(38,850)
Proceeds from sale of property, plant and equipment	1,566	1,914
Increase in restricted cash and investments	(949)	(797)

Net cash used in investing activities	(19,472)	(27,116)

FINANCING ACTIVITIES
Decrease in debt obligations	(685)	(99,620)
Issuance of common shares for cash:
New share issues	61,091	185,034
Exercise of stock options and warrants	159	—

Net cash provided by financing activities	60,565	85,414

Net increase in cash and cash equivalents	76,644	15,856
Foreign exchange effect on cash and cash equivalents	1,106	742
Cash and cash equivalents, beginning of year	19,804	3,206

Cash and cash equivalents, end of year	$97,554	$19,804

Cash and cash equivalents comprised of:
Cash	46,846	19,804
Cash equivalents	50,708	—

	$97,554	$19,804

Supplemental cash flow disclosure:
Interest paid	27	1,576
Income taxes paid (recovered)	(1,369)	450

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide, or V2O5. The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

References to “2010” and “2009” refer to the year ended December 31, 2010 and the year ended December 31, 2009 respectively.
2.	SUMMARY OF SIGNIFICANT MINING INTERESTS AND ACCOUNTING POLICIES
Basis of Presentation

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in note 27.

Significant Mining Interests

The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at December 31, 2010:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake Joint Venture	Canada	22.50%
Midwest Joint Venture	Canada	25.17%

Significant Accounting Policies

The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of DMC, its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The companies and ventures controlled by DMC are consolidated using the full consolidation method. Control is defined as the direct or indirect power to govern a company’s financing, investing and strategic operating policies without co-operation of others in order to benefit from its activities.

The companies and ventures jointly controlled by DMC are consolidated using the proportionate consolidation method. Joint control is deemed to exist when agreements exist that require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

The companies and ventures in which DMC exercises significant influence over financial policy and management (“associates”) are accounted for using the equity method. In determining whether significant influence exists, the Company evaluates a number of criteria including the percentage of voting interest held, and representation on the board of directors or in senior management.

Variable Interest Entities (“VIEs”) (which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures) are consolidated by the Company if it is the primary beneficiary who will absorb the majority of the entities expected losses and / or expected residual returns.

b) Use of Estimates

The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the quantities and net realizable value of inventories, assumptions used in impairment testing and valuation of long-lived assets, determination of reporting units and the valuation of reporting units for goodwill determination, determination of useful lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.

c) Foreign Currency Translation

The Company’s currency of measurement for its Canadian operations is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its self sustaining Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Foreign currency translation gains and losses are recorded in accumulated other comprehensive income which will be recognized in the results of operations upon the dilution or other reduction in equity of the net investment.

The Company’s fully integrated subsidiaries are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate and all other assets and liabilities are translated at applicable historical exchange rates. Revenue and expense items are translated at the rate of exchange in effect at the date the transactions are recognized in income. Realized exchange gains and losses and currency translation adjustments are included in the results of operations as a component of “Other income (expense)”. Foreign currency transactions are translated using the exchange rates prevailing at the rate of exchange in effect at the date the transactions are recognized in income. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the results of operations.

d) Income Taxes

Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized.

e) Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. The foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers at the time of renunciation by the Company.

f) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and cash equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted cash and cash equivalents.

g) Inventories

Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Mine and mill supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.

h) Investments

Equity investments over which the Company does not exercise significant influence are accounted for as available for sale securities.

Equity investments over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

i) Property, Plant and Equipment

Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairment, if applicable. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.

Mineral Property Acquisition, Exploration and Development Costs

Mineral property costs include acquisition costs relating to acquired mineral use and exploration rights and are capitalized.

Exploration and development expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. To test recoverability, the net book value of the long-lived asset is compared to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment is measured as the excess of the carrying value over the fair value, determined principally by discounting the estimated net future cash flows expected to be generated from the use and eventual disposal of the related asset. In the event that the Company has insufficient information about the long-lived asset to estimate future cash flows to test the recoverability of the capitalized cost amounts, the Company will test for impairment by comparing the fair value to the carrying amount without first performing a test for recoverability.

j) Asset Retirement Obligations

Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any residual value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

k) Goodwill

Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill and allocated to the applicable reporting unit. Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

l) Post-Employment Benefits

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.

m) Revenue Recognition

Revenue from the sale of mineral concentrates to customers is recognized when persuasive evidence of an arrangement exists, delivery has occurred under the terms of the arrangement, the price is fixed or determinable and collection is reasonably assured. For uranium, revenue is typically recognized when delivery is effected by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to or from UPC.

n) Stock-Based Compensation

The Company uses a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

o) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and other dilutive securities.

p) Financial Instruments — Recognition and Measurement / Presentation and Disclosure

Financial assets and financial liabilities are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain financial instruments that arise in related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale, loans and receivables, held-to-maturity, or other financial liabilities. The held-for-trading classification is applied when an entity is “trading” in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the initial fair value of the related financial instrument.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized on the Consolidated Statement of Operations. Financial assets classified as available-for-sale are measured at fair value with changes in those fair values recognized in other comprehensive income. Financial assets classified as loans and receivables, held to maturity or other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Where a financial asset classified as held-to-maturity or available-for-sale has a loss in value which is considered to be other than temporary, the loss is recognized in the results of operations.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method.

The Company has implemented the following classifications:
•	Cash and cash equivalents (including restricted cash and investments) are classified as held-for-trading and any period change in fair value is recorded through the results from operations.

•
Trade and other receivables and Notes receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•
Investments are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. Where the investment experiences an other-than-temporary decline in value, the loss is recognized in the results of operations.

•
Accounts payable and accrued liabilities and Debt obligations are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in other income, as applicable.

New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the CICA Handbook effective January 1, 2010:
a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

Accounting Standards Issued but not yet Adopted

The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2011:
a)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) effective January 1, 2011. As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. The Company will also provide comparative data on an IFRS basis including an opening balance sheet as at January 1, 2010.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.
3.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Trade receivables—mineral concentrate sales	$5,631	$9,422
Trade receivables-other	6,903	2,114
Trade and other receivables in joint ventures	375	928
Sales tax receivables	228	1,127
Sundry receivables	6,242	182
Note and lease receivables	857	—

	$20,236	$13,773

4.	INVENTORIES
The inventories balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Uranium concentrates and work-in-progress (1)	$9,769	$19,921
Vanadium concentrates and work-in-progress (2)	4,390	442
Inventory of ore in stockpiles	14,772	28,366
Mine and mill supplies	5,660	5,017

	$34,591	$53,746

Inventories—by duration:
Current	$32,387	$52,216
Long-term—ore in stockpiles	2,204	1,530

	$34,591	$53,746

(1)	The Uranium concentrates and work-in-progress inventory is presented net of a write-down of $nil as at December 31, 2010 and $5,910,000 as at December 31, 2009.

(2)	The Vanadium concentrates and work-in-progress inventory is presented net of a write-down of $21,000 as at December 31, 2010 and $7,302,000 as at December 31, 2009.

Operating expenses include recoveries of $13,191,000 and write-downs of $3,712,000 relating to the change in the net realizable value provisions of the Company’s uranium and vanadium inventories for the years ending December 31, 2010 and 2009 respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of pounds on the stockpile in excess of the next twelve months of planned mill production.

5.	INVESTMENTS
The investments balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Investments
Available for sale securities at fair value	$2,955	$10,605

	$2,955	$10,605

At December 31, 2010, investments consist of equity instruments of three publicly-traded companies at a fair value of $2,955,000 (December 31, 2009: $10,605,000).

Investment Sales

During 2010, the Company sold equity interests in three public companies for cash consideration of $8,118,000. The resulting gain of $3,333,000 has been included in other income (expense) in the consolidated statements of operations (see note 20).

During 2009, the Company sold equity interests in three public companies for cash consideration of $11,128,000. The resulting gain of $5,532,000 has been included in other income (expense) in the consolidated statements of operations (see note 20).

Investment Purchases

During 2010, the Company acquired additional equity interests in one public company at a cost of $17,000.

During 2009, the Company acquired additional equity interests in two public companies at a cost of $711,000.

Investment Impairments

During 2010, the Company recorded impairment charges of $181,000 on its investments (see note 20).

During 2009, the Company recorded impairment charges of $149,000 on its investments (see note 20).
6.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	December 31,	December 31,
(in thousands)	2010	2009

Cash	$504	$23
Cash equivalents	6,459	3,066
Investments	15,983	18,567

	$22,946	$21,656

Restricted cash and investments — by item:
U.S. mill and mine reclamation	$20,315	$19,564
Elliot Lake reclamation trust fund	2,631	2,092

	$22,946	$21,656

U.S. Mill and Mine Reclamation

The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. In 2010, the Company had not deposited any additional monies into its collateral account (2009: $nil).

Elliot Lake Reclamation Trust Fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs. In 2010, the Company withdrew $918,000 (CDN$950,000) (2009: $943,000 (CDN$1,034,000)) and deposited an additional $1,313,000 (CDN$1,358,000) into the Elliot Lake Reclamation Trust Fund (2009: $1,109,000 (CDN$1,352,000)).

7.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Plant and equipment:
Cost	$182,523	$172,675
Construction-in-progress	21,376	11,861
Accumulated depreciation	(38,638)	(27,915)

	$165,261	$156,621

Mineral properties:
Cost	$721,338	$686,457
Impairment	(103,441)	(103,441)
Accumulated amortization	(68,700)	(48,598)

	$549,197	$534,418

Net book value	$714,458	$691,039

Net book value—continuity summary:
Opening	$691,039	$717,433
Additions	30,909	44,254
Depreciation and amortization	(28,983)	(27,171)
Impairment	—	(100,000)
Write-down	—	(382)
Disposals	(2,159)	(1,371)
Reclamation asset adjustment	448	349
Foreign exchange	23,204	57,927

	$714,458	$691,039

Plant and Equipment — Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The mill is currently on stand-by and is scheduled to remain so throughout 2011 and into 2012. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling mill feed.

During 2009, the Company recorded a write-down of $382,000 associated with the planned disposal of certain of its mining equipment at its McClean Lake mining operation. During 2010, the Company completed the disposal of this equipment for proceeds of $1,455,000. The resulting realized loss on disposal of $468,000 has been included in the amount reported in other income (expense) in the consolidated statements of operations.

Plant and Equipment — Services and Other

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

Canada

The Company has a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada. These projects are in the development stage.

Other significant mineral property interests that the Company has in Canada but which are not yet in the development stage include:
a)	Wheeler River — the Company has a 60% interest in the project (located in the Athabasca Basin);

b)	Moore Lake — the Company has a 75% interest in the project (located in the Athabasca Basin) subject to a 2.5% net smelter return royalty;

c)	Wolly — the Company has a 22.5% interest in the project (located in the Athabasca Basin); and

d)
Park Creek — In the first quarter of 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over six years to earn an additional 26% interest. As at December 31, 2010, the Company has incurred a total of CDN$4,218,000 towards the option and has earned a 49% ownership interest in the project under the phase-in ownership provisions of the agreement.

United States

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip and Henry Mountains mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

Mongolia

The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.

Zambia

The Company has a 100% interest in the Mutanga project located in Zambia.

In 2009, the Company tested the Mutanga project mineral property for impairment as a result of additional information becoming available concerning estimated mining recoveries within the current mine plan, increases in project cost estimates and a decline in the long term uranium price outlook at the time. The carrying value of the project failed the stage one impairment test based on the revised outlook. As a result, the Company undertook a stage two impairment test and assessed the fair value of the Mutanga project by estimating the value of the project’s resource potential based on published market value comparables for companies operating in a similar geographical area. The Company assessed the comparability of the market value data by looking at the nature of the mineral properties held by the other companies including the size, stage of exploration and development, forecast cost structure, estimated grade and political stability of the country in which the projects are located to determine an appropriate fair value.

The Company recorded a pre-tax impairment charge of $100,000,000 representing the excess of carrying value of the mineral property over the fair value derived during the stage two impairment test. The impairment charge has been recorded in the Africa mining segment (see note 21). The Company also recorded a $30,000,000 future tax recovery as a result of the impairment charge.

8.	INTANGIBLES
Intangibles consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Cost	$8,189	$7,791
Impairment	(359)	(359)
Accumulated amortization	(4,036)	(2,996)

	$3,794	$4,436

Net book value-by item:
UPC management services agreement
Cost	7,439	7,041
Accumulated amortization	(3,645)	(2,605)
Urizon technology licenses
Cost	750	750
Accumulated amortization and impairment	(750)	(750)

	$3,794	$4,436

Net book value—continuity summary
Opening	$4,436	$4,978
Impairment	—	(359)
Amortization	(862)	(855)
Foreign exchange	220	672

	$3,794	$4,436

UPC Management Services Agreement

The UPC management services agreement is associated with the acquisition of DMI in 2006. The contract is being amortized over its 8 year estimated useful life.

Urizon Technology Licenses

The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture). The purpose of the joint venture is to pursue an alternate feed program for the White Mesa mill which is focused on a portion of the U.S. Department of Energy (“DOE”) excess uranium inventories. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities. This Urizon technology license represents the Company’s 50% interest in Urizon’s technology licenses.

As at December 31, 2009, the DOE material has not yet been processed and remains a component of the DOE uranium management plan. Due to delays and uncertainty in the DOE’s plans for the management of this material and the fact that the Urizon program may not ultimately be the chosen disposition option, the Company has recorded a pre-tax impairment charge of $359,000 in 2009 to adjust the carrying value of the Urizon Technology license to $nil. The impairment charge has been recorded in the U.S mining segment (see note 21).

9.	GOODWILL
A continuity summary of goodwill is presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Goodwill, beginning of year	$51,028	$63,240
Impairment charge	—	(22,136)
Foreign exchange	2,891	9,924

Goodwill, end of year	$53,919	$51,028

Goodwill-by business unit:
Canada mining segment	$53,919	$51,028

The Company’s acquisition of DMI in 2006 was accounted for using the purchase method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is tested annually for impairment. The goodwill has been allocated to the Company’s Canadian mining segment.

In 2009, based on management’s revised outlook for its Canada mining segment, the Company recorded an impairment charge of $22,136,000 representing the carrying value of the goodwill in excess of fair value. Fair value was determined by using estimated future net cash flows which included estimated recoverable reserves, future consensus prices, future foreign exchange rates and estimated operating and capital costs.

10.	POST-EMPLOYMENT BENEFITS

The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is December 1, 2008. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	7.50%
Initial medical cost growth rate per annum	11.00%
Medical cost growth rate per annum decline to	5.00%
Year in which medical cost growth rate reaches its final level	2014
Dental cost growth rate per annum	4.00%

Post-employment benefits consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Accrued benefit obligation	$3,820	$3,594
Unamortized experience gain	199	212

	$4,019	$3,806

Post-employment benefits liability-by duration:
Current	$402	$380
Non-current	3,617	3,426

	$4,019	$3,806

Post-employment liability—continuity summary:
Opening	$3,806	$3,357
Benefits paid	(266)	(281)
Interest cost	286	221
Amortization of experience gain	(24)	(18)
Foreign exchange	217	527

	$4,019	$3,806

The unamortized experience gain is being amortized on a straight-line basis over the average life expectancy of the retiree group of 10.7 years as per the December 1, 2008 actuarial valuation.
11.	RECLAMATION AND REMEDIATION OBLIGATIONS
Reclamation and remediation obligations consist of:

	December 31,	December 31,
(in thousands)	2010	2009

Reclamation and remediation liability-by location:
U.S. Mill and Mines	$6,383	$8,609
Elliot Lake	9,451	8,155
McClean Lake and Midwest Joint Ventures	1,731	1,142

	$17,565	$17,906

Reclamation and remediation liability—by duration:
Current	$641	$752
Non-current	16,924	17,154

	$17,565	$17,906

Reclamation and remediation liability-continuity summary:
Opening	$17,906	$19,346
Accretion	1,309	1,482
Expenditures incurred	(1,249)	(1,051)
Liability adjustments — income statement	(1,391)	(3,478)
Liability adjustments — balance sheet	448	350
Foreign exchange	542	1,257

	$17,565	$17,906

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimates for the White Mesa mill and U.S. mines are $4,091,000 (2009: $6,054,000) and $2,292,000 (2009: $2,555,000), respectively. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 6.19% to 7.17% (2009: 6.75% to 7.50%). The undiscounted amount of estimated future reclamation costs is $34,972,000 (2009: $28,033,000). Reclamation costs are expected to be incurred between 2012 and 2040.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 6.48% (2009: 7.0%). The undiscounted amount of estimated future reclamation costs is $51,080,000 (CDN$50,806,000) (2009: $46,964,000 (CDN$49,358,000)).

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 6).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 6.48% (2009: 7.0%). The undiscounted amount of estimated future reclamation costs is $19,705,000 (CDN$19,599,000) (2009: $20,421,000 (CDN$21,461,000)). Reclamation costs are expected to be incurred between 2025 and 2052.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CDN$9,698,000.

12.	DEBT OBLIGATIONS
Debt obligations consist of:

	At December 31	At December 31
(in thousands)	2010	2009

Notes payable and other financing	$405	$1,064

	$405	$1,064

Debt obligations—by duration:
Current	200	869
Non-current	205	195

	$405	$1,064

Revolving Line of Credit

The Company has in place a $60,000,000 revolving term credit facility (the “facility”) with the Bank of Nova Scotia. The maturity date of the facility is June 30, 2011.

The facility contains three financial covenants: one based on maintaining a certain level of tangible net worth, a second requiring a minimum current ratio to be maintained and the other requiring the Company to reduce borrowings under the facility to $35,000,000 for a period of time each quarter before drawing further amounts.

The borrower under the facility is DMI and DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of DMC’s material U.S subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.

Interest payable under the facility is bankers acceptance or LIBOR rate plus a margin or prime rate plus a margin. The facility is subject to standby fees. During 2010, the Company has not incurred any interest under the facility. In 2009, the Company incurred $1,423,000 of interest under the facility. The weighted average interest rate paid by the Company during 2009 was 2.70%.
As at December 31, 2010, the Company has no outstanding borrowings under the facility (December 31, 2009 — $nil). At December 31, 2010, approximately $19,816,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2009 — $9,228,000).
The Company has deferred $1,257,000 (CDN$1,250,000) of incremental costs associated with the set-up and subsequent amendment of the facility. These costs are being amortized over the three year term of the facility. The unamortized portion of the asset is included in prepaid expenses and other on the consolidated balance sheets.
Scheduled Debt Obligation Maturities
The table below represents currently scheduled maturities of debt obligations over the next 4 years when it will be paid in full:

(in thousands)

2011	$200
2012	111
2013	78
2014	16
13.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities consist of:

	At December 31	At December 31
(in thousands)	2010	2009

Unamortized fair value of sales contracts	$—	$313
Unamortized fair value of toll milling contracts	1,005	951
Other	100	100

	$1,105	$1,364

Other long-term liabilities—by duration:
Current	—	313
Non-current	1,105	1,051

	$1,105	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.

14.	INCOME TAXES
The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2010	2009

Combined basic tax rate	31.0%	33.0%

Loss before taxes	$(14,411)	$(185,546)

Income tax expense (recovery) at basic tax rate	(4,467)	(61,230)
Non-deductible amounts	3,833	12,569
Non-taxable amounts	(2,730)	(3,936)
Previously unrecognized future tax assets	(359)	(2,579)
Difference in foreign tax rates	2,600	3,874
Change in valuation allowance	26	15,557
Impact of legislative changes	—	(2,292)
Other	921	(497)

Tax recovery per consolidated financial statements	$(176)	$(38,534)

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Future income tax assets:
Inventory	$—	$2,500
Property, plant and equipment, net	8,646	9,277
Investments	—	772
Deferred revenue	1,378	1,302
Post-employment benefits	1,081	1,015
Reclamation and remediation obligations	5,643	5,994
Other long-term liabilities	270	367
Tax loss carryforwards	58,367	41,687
Other	9,602	9,079

	84,987	71,993
Future income tax liability:
Inventory	(3,089)	(918)
Long-term investments	(188)	(143)
Property, plant and equipment, net	(146,928)	(132,939)
Intangibles	(1,021)	(1,182)
Other	(1,877)	(1,688)

Future tax liabilities — net	(68,116)	(64,877)

Valuation allowance	(38,067)	(38,041)

Net future income tax liabilities	$(106,183)	$(102,918)

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2010, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Australia	$485	Unlimited
Canada	39,679	2028-2030
Mongolia	504	2011-2018
United States	112,282	2026-2030
Zambia	5,813	2011-2020
The tax benefit of the above Australian, Canadian, Mongolian, United States and Zambian non-capital loss carry-forwards has not been recognized in the financial statements.
15.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2008	197,295,415	$666,278

Issued for cash:
New issue gross proceeds	142,425,000	193,646
New issue gross issue costs	—	(8,612)
Renunciation of flow-through share liability	—	(1,824)

	142,425,000	183,210

Balance at December 31, 2009	339,720,415	$849,488

Issued for cash:
New issue gross proceeds	26,400,000	64,769
New issue gross issue costs	—	(3,678)
Exercise of stock options	80,250	159
Renunciation of flow-through share liability	—	(349)
Fair value of stock options exercised	—	95

	26,480,250	60,996

Balance at December 31, 2010	366,200,665	$910,484

New Issues
In December 2010, the Company completed a private placement of 25,000,000 special warrants at a price of CDN$2.45 per special warrant for gross proceeds of $60,613,000 (CDN$61,250,000). Each special warrant entitled the holder to receive one common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all special warrants were converted into common shares.
In December 2010, the Company completed a private placement of 1,400,000 flow-through special warrants at a price of CDN$3.00 per flow-through special warrant for gross proceeds of $4,156,000 (CDN$4,200,000). Each flow-through special warrant entitled the holder to receive one flow-through common share of the Company within three days after the issuance of a final prospectus receipt by the applicable securities regulatory authorities. The final prospectus receipt was received by the Company on December 20, 2010 and, accordingly, all flow-through special warrants were converted into flow-through common shares.
In June 2009, the Company completed an equity financing of 73,000,000 common shares at a price of CDN$1.30 per share for gross proceeds of $82,522,000 (CDN$94,900,000). Of the 73,000,000 shares issued, 58,000,000 were issued to a subsidiary of Korea Electric Power Corporation (“KEPCO”) and 15,000,000 shares were issued to entities affiliated with Lukas Lundin, a director of the Company.

In June 2009, the Company completed a bought deal financing of 40,000,000 common shares at a price of CDN$2.05 per share for gross proceeds of $71,144,000 (CDN$82,000,000).
In June 2009, the Company completed a private placement of 675,000 flow-through common shares at a price of CDN$2.18 per share for gross proceeds of $1,297,000 (CDN$1,471,500). The shares were issued to a former director of the Company.
In January 2009, the Company issued 28,750,000 common shares at a price of CDN$1.65 per share for gross proceeds of $38,683,000 (CDN$47,437,500).
Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at December 31, 2010, the Company estimates that it has spent CDN$50,000 of its CDN$4,200,000 December 2010 flow-through share obligation. The Company renounced the income tax benefits of this issue to its subscribers in February 2011.
As at December 31, 2010, the Company has fully met its CDN$1,471,500 June 2009 flow-through share obligation. The Company renounced the income tax benefits of the issue to its subscriber in February 2010.
16.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common _____shares of the Company and associated dollar amount is presented below:

	Weighted Average	Number of	Fair
(in thousands except share amounts	Exercise Price	Common Shares	Value
and price per share)	Per Share (CDN$)	Issuable	Amount

Balance outstanding at December 31, 2008	8.70	9,564,915	$11,728

Warrants expired (2)	5.21	(3,156,915)	(5,898)

	5.21	(3,156,915)	(5,898)

Balance outstanding at December 31, 2009	10.42	6,408,000	$5,830

Balance outstanding at December 31, 2010	10.42	6,408,000	$5,830

Balance exercisable at December 31, 2010	10.42	6,408,000	$5,830

Balance outstanding — by warrant series March 2006 series (1)	10.42	6,408,000	5,830

Balance outstanding at December 31, 2010	10.42	6,408,000	$5,830

(1)
The March 2006 series had an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on March 1, 2011. Upon expiry, 6,408,000 (or 2,225,000 before adjusting for the exchange ratio) of the warrants expired unexercised.

(2)
The November 2004 series had an effective exercise price of CDN$5.21 per issuable share (CDN$15.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expired on November 24, 2009. Upon expiry in 2009, 3,156,915 (or 1,096,141 before adjusting for the exchange ratio) of the warrants expired unexercised.

17. CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

	December 31,	December 31,
(in thousands)	2010	2009

Balance, beginning of year	$39,922	$30,537
Stock-based compensation expense (note 18)	1,831	3,847
Fair value of stock options exercised	(95)	—
Warrant expiries	—	5,898
Warrant expiries-tax	—	(360)

Balance, end of year	$41,658	$39,922

18.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20,000,000 common shares. As at December 31, 2010, an aggregate of 12,044,525 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		2010		2009
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Stock options outstanding, beginning of year	8,084,990	$2.97	5,536,384	$7.11
Granted	407,000	1.43	5,491,500	2.08
Exercised	(80,250)	2.03	—	—
Expired	(2,125,651)	3.78	(2,942,894)	9.09

Stock options outstanding, end of year	6,286,089	$2.61	8,084,990	$2.97

Stock options exercisable, end of year	4,299,671	$2.85	4,962,689	$3.32

A summary of stock options outstanding of the Company at December 31, 2010 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	3.47	5,288,825	$2.03
$5.00 to $9.99	3.98	996,439	5.72
$10.00 to $11.84	0.12	825	11.84

Stock options outstanding, end of year	3.55	6,286,089	$2.61

A summary of stock options outstanding of the Company at December 31, 2009 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.38	6,609,675	$2.07
$5.00 to $9.99	4.93	1,107,639	5.71
$10.00 to $15.30	0.57	367,676	10.97

Stock options outstanding, end of year	4.28	8,084,990	$2.97

Options outstanding at December 31, 2010 expire between January 2011 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the year:

	2010	2009

Risk-free interest rate	2.48% - 2.49%	1.78% - 2.40%
Expected stock price volatility	87.4% - 90.1%	83.4% - 89.6%
Expected life	3.7 - 3.8 years	3.5 years
Expected forfeitures	5.4%	—
Expected dividend yield	—	—
Fair value per share under options granted	CDN$0.88 - CDN$0.90	CDN$0.89 - CDN$1.36
Stock-based compensation would be allocated as follows in the consolidated statement of operations:

(in thousands)	2010	2009

Operating expenses	$595	$612
Mineral property exploration	174	148
General and administrative	1,062	3,087

	$1,831	$3,847

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2010, the Company had an additional $1,765,000 in stock-based compensation expense to be recognized periodically to November 2012.
19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) is as follows:

(in thousands)	2010	2009

Cumulative foreign currency translation gain (loss)
Balance, beginning of year	$71,898	$(4,925)
Change in foreign currency translation	31,870	76,823

Balance, end of year	103,768	71,898

Unrealized gains on investments
Balance, beginning of year	3,584	216
Net increase (decrease) in unrealized gains, net of tax (1)	(2,490)	3,368

Balance, end of year	1,094	3,584

Accumulated other comprehensive income (loss), end of year	$104,862	$75,482

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During 2010, approximately $3,333,000 of gains from asset disposals and $181,000 of other than temporary losses were realized and reclassified to the consolidated statements of operations within other income (expense). During 2009, approximately $5,532,000 of gains from asset disposals and $149,000 of other than temporary losses were realized and reclassified to the consolidated statements of operations within other income (expense).

20.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the consolidated statements of operations is as follows:

(in thousands)	2010	2009

COGS — mineral concentrates	$111,161	$76,771
COGS — mineral concentrates — NRV adjustments	(21,315)	(8,071)
Mining and development	31,381	50,848
Less: absorption to stockpiles, mineral properties	(30,202)	(48,200)
Mineral property amortization and stockpile depletion	47,202	38,738
Milling and conversion	50,190	46,364
Less: absorption to concentrates	(91,399)	(82,450)
Reclamation — accretion / adjustments	91	(1,938)
Post-employment — accretion / adjustments	262	203
Selling expenses	1,592	1,357
Cost of services	14,926	12,161
Inventory — non-cash adjustments	8,660	12,362

Operating expenses	$122,549	$98,145

The elements of other income (expense) in the consolidated statements of operations is as follows:

(in thousands)	2010	2009

Interest income	$680	$785
Interest expense	(27)	(1,438)
Gains (losses) on:
Foreign exchange	(8,003)	(17,476)
Land, plant and equipment disposals	(594)	147
Investment disposals	3,333	5,532
Investment other than temporary losses	(181)	(149)
Restricted cash and investments — fair value change	207	(809)
Contract settlement fee income (1)	11,000	—
Other	(603)	(1,143)

Other income (expense)	$5,812	$(14,551)

(1)
In June 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000 payable in two installments — $6,000,000 in June 2010 and $5,000,000 in March 2011. The June 2010 installment has been received and the $5,000,000 March 2011 installment has been included in the Company’s trade and other receivable as a sundry receivable (see note 3).

The net change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2010	2009

Net change in non-cash working capital items:
Trade and other receivables	$(5,176)	$344
Inventories	(1,877)	(22,229)
Prepaid expenses and other assets	(283)	(284)
Accounts payable and accrued liabilities	4,004	(15,071)
Reclamation and remediation obligations	(1,249)	(1,051)
Deferred revenue	152	274
Post-employment benefits	(266)	(281)

Net change in non-cash working capital items	$(4,695)	(38,298)

21.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.
For 2010, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	32,820	77,432	—	—	18,068	128,320

Expenses
Operating expenses	37,335	70,289	—	—	14,925	122,549
Sales royalties and capital taxes	2,251	—	—	—	74	2,325
Mineral property exploration	5,946	566	44	970	—	7,526
General and administrative	—	4,832	1,071	1,035	7,374	14,312
Stock option expense	—	—	—	—	1,831	1,831

	45,532	75,687	1,115	2,005	24,204	148,543

Income (loss) from operations	(12,712)	1,745	(1,115)	(2,005)	(6,136)	(20,223)

Revenues — supplemental:
Uranium concentrates	32,820	55,158	—	—	—	87,978
Vanadium related concentrates	—	16,934	—	—	—	16,934
Environmental services	—	—	—	—	15,492	15,492
Management fees and commissions	—	—	—	—	2,576	2,576
Alternate feed processing and other	—	5,340	—	—	—	5,340

	32,820	77,432	—	—	18,068	128,320

Long-lived assets:
Plant and equipment
Cost	101,781	96,500	973	533	4,112	203,899
Accumulated depreciation	(5,543)	(30,155)	(559)	(381)	(2,000)	(38,638)
Mineral properties, net	332,217	80,775	127,624	8,581	—	549,197
Intangibles	—	—	—	—	3,794	3,794
Goodwill	53,919	—	—	—	—	53,919

	482,374	147,120	128,038	8,733	5,906	772,171

Capital additions:
Property, plant and equipment	965	26,929	1,353	550	1,112	30,909

For 2009, business segment results were as follows:

	Canada	U.S.A	Africa	Asia	Services
(in thousands)	Mining	Mining	Mining	Mining	and Other	Total

Statement of Operations:
Revenues	26,211	38,211	—	—	14,748	79,170

Expenses
Operating expenses	32,024	53,908	—	—	12,213	98,145
Sales royalties and capital taxes	1,688	—	—	—	(13)	1,675
Mineral property exploration	7,726	252	2,054	88	—	10,120
General and administrative	16	3,968	1,384	1,073	7,442	13,883
Stock option expense	—	—	—	—	3,847	3,847
Mineral property impairment	—	—	100,000	—	—	100,000
Intangibles impairment	—	359	—	—	—	359
Goodwill impairment	22,136	—	—	—	—	22,136

	63,590	58,487	103,438	1,161	23,489	250,165

Loss from operations	(37,379)	(20,276)	(103,438)	(1,161)	(8,741)	(170,995)

Revenues — supplemental:
Uranium concentrates	26,211	33,678	—	—	—	59,889
Vanadium related concentrates	—	4,480	—	—	—	4,480
Environmental services	—	—	—	—	12,226	12,226
Management fees and commissions	—	—	—	—	2,522	2,522
Alternate feed processing and other	—	53	—	—	—	53

	26,211	38,211	—	—	14,748	79,170

Long-lived assets:
Plant and equipment
Cost	98,248	81,991	940	523	2,834	184,536
Accumulated depreciation	(5,481)	(20,278)	(372)	(287)	(1,497)	(27,915)
Mineral properties, net	321,306	78,765	126,306	8,041	—	534,418
Intangibles	—	—	—	—	4,436	4,436
Goodwill	51,028	—	—	—	—	51,028

	465,101	140,478	126,874	8,277	5,773	746,503

Capital additions:
Property, plant and equipment	4,674	34,933	2,975	1,410	262	44,254

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2010, three customers in the mining segment accounted for approximately 35% of total revenues. During 2009, two customers in the mining segment accounted for approximately 51% of total revenues.
22.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
From time to time, the Company has also provided temporary revolving credit facilities to UPC which generate interest and standby fee income and sold uranium concentrates to UPC.
The following transactions were incurred with UPC for the periods noted:

(in thousands)	2010	2009

Revenue
Management fees (including expenses)	$1,614	$1,541
Commission and transaction fees	962	981

	$2,576	$2,522

At December 31, 2010, accounts receivable includes $281,000 (2009: $117,000) due from UPC with respect to the fees and transactions indicated above.
On November 18, 2010, the Company entered into a uranium concentrate loan agreement with UPC which entitles the Company to borrow 150,000 pounds of U3O8 from UPC. The U3O8 loan is subject to a loan fee and requires collateral in the form of an irrevocable standby-letter of credit. The amounts loaned were to be repaid by February 3, 2011 or a later date agreed to by both parties. On December 24, 2010, the Company issued a letter of credit in favour of UPC in the amount of $10,065,000 as collateral for the U3O8 loan. On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC. On February 3, 2011, the repayment date for the U3O8 loan was amended to April 4, 2011 and the letter of credit in favour of UPC was increased to $12,045,000.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison (see note 15) representing approximately 17% of the issued and outstanding capital as at June 2009. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.8%.
Other
The Company has incurred management and administrative service fees of $82,000 (2009: $53,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At December 31, 2010, an amount of $nil (2009: $nil) was due to this company.
In December 2010, the Company agreed to make a donation of $658,000 to Lundin for Africa, a not-for-profit organization with a common director. Lundin for Africa has programs in Zambia, Mongolia as well as many other countries. At December 31, 2010, an amount of $658,000 was due to this organization.
23.	JOINT VENTURE INTERESTS
The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2010	2009

Operating expenses	$35,160	$29,922
Mineral property exploration	5,664	7,616
General and administrative	145	178
Impairment — intangibles	—	359
Net other expense (income)	655	363

Loss for the year before taxes	41,624	38,438

Current assets	6,135	24,059
Plant and equipment	95,969	92,343
Mineral properties	340,772	329,323
Current liabilities	(1,600)	(3,120)
Long-term liabilities	(2,836)	(2,193)

Net investment in joint ventures	$438,440	$440,412

24.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISK
Capital Management
The Company’s capital includes cash and cash equivalents, debt obligations and shareholder’s equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.
The Company’s capital is as follows:

	At December 31	At December 31
(in thousands)	2010	2009

Cash and cash equivalents	$(97,554)	$(19,804)
Debt obligations — current	200	869
Debt obligations — long term	205	195

Net debt (cash and cash equivalents)	(97,149)	(18,740)

Shareholder’s equity	806,105	728,228

Total capital	$708,956	$709,488

Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure. The Company trades only with recognized, credit worthy third parties.

The maximum exposure to credit risk at the reporting date is as follows:

(in thousands)	2010

Cash and cash equivalents	$97,554
Trade and other receivables	20,236
Investments	2,955
Restricted cash and investments	22,946

$143,691

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$13,753	$—
Debt obligations (Note 13)	200	205

	$13,953	$205

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.
Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.
The sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at December 31, 2010 is summarized below:
•	For each 10 percent increase in the USD$ to CDN$ foreign exchange rate (from 0.9946 at year-end to 1.0941), the Company’s net income increases by $16,654,000; and

•	For each 10 percent increase in the USD$ to ZMK$ foreign exchange rate (from 4,928.30 at year-end to 5,421.13), the Company’s net income decreases by $3,400,000.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.
During 2010, the Company has incurred $27,000 of interest expense on its outstanding borrowings. The weighted average interest rate paid by the Company during 2010 on its outstanding borrowings was 3.61%. All of the Company’s outstanding borrowings currently carry fixed rates of interest.

(e) Price Risk
The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2010:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Equity price risk
10% increase in equity prices	$—	$296
10% decrease in equity prices	$—	$(296)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(f) Fair Value Estimation
CICA Handbook Section 3862 “Financial Instruments-Disclosures” requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 — Inputs that are not based on observable market data.
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2010:

				Fair
(in thousands)	Level 1	Level 2	Level 3	Value

Financial assets at fair value:
Investments-Available for sale securities (1)	$2,955	$—	$—	$2,955
Restricted investments (2)	15,983	—	—	15,983

(1)	Classification designated as “available-for-sale”.

(2)	Classification designated as “held-to-trading”. See note 6 for amount of restricted investments within restricted cash and investments asset amount.

25.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.
Performance Bonds and Letters of Credit
In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2010, the Company had outstanding bonds and letters of credit of $39,368,000 of which $20,315,000 is collateralized by restricted cash and equivalents (see note 6) and $19,816,000 is collateralized by a reduction in the Company’s line of credit limit available for general corporate purposes.
Others
The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)

2011	$13,551
2012	3,269
2013	3,257
2014	1,722
2015	368
2016 and thereafter	—
26.	SUBSEQUENT EVENTS
In February 2011, the Company entered into a Bid Implementation Agreement with White Canyon Uranium Limited (“White Canyon”). Under the agreement, the Company has agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon at a price of AUD$0.24 per share for total consideration of approximately AUD$57,000,000. Denison’s offer is subject to a number of conditions including the requirement that Denison acquire a relevant interest in at least 90% of White Canyon’s share capital during or by the end of the offer period. The bidder’s statement to White Canyon’s shareholders is expected to be available before the end of March 2011.
In February 2011, the Company entered into an agreement with a syndicate of investment dealers who has agreed to purchase 18,300,000 common shares of the Company at a purchase price of CDN$3.55 per common share for aggregate gross proceeds of CDN$64,965,000. The offering is scheduled to close on March 15, 2011. Pursuant to its strategic relationship agreement with Denison, KEPCO is entitled to subscribe for approximately 3,442,000 common shares at the subscription price of CDN$3.55 per common share that would allow it to maintain its existing shareholding level in Denison. KEPCO has not yet indicated whether it will exercise this right.
27.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:

a) Cash and Equivalents
U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2010 $4,106,000 of funds raised from the issue of flow-through shares remained (December 31, 2009: $1,177,000).
b) Mineral Properties and Inventory Valuation
Under Canadian GAAP, the Company expenses exploration and development expenditures on mineral properties not sufficiently advanced to identify their development potential. At the point in time when management has concluded that the mineral property has sufficient development potential, costs are accumulated and recorded as mineral property assets. Under U.S. GAAP and practices prescribed by the SEC, all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. The U.S defines a commercially mineable deposit as one with proven and probable reserves which are legally extractable and a bankable feasibility study.
The Company amortizes its mineral property assets on a units of production basis and includes that amount in the valuation of work-in-progress and concentrate inventories. Since the value of the Company’s mineral property assets is less under U.S GAAP than Canadian GAAP, the amount amortized to inventory is also less. As a result, the carrying value of inventory also tends to be less to reflect the lower mineral property amortization cost.
The lower carrying values for the Company’s mineral properties and inventory under U.S GAAP also result in lower impairment charges and net realizable value adjustments being recorded in a particular period when compared to Canadian GAAP.
c) Joint Ventures
Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.
d) Goodwill
Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.
e) Liabilities relating to flow-through shares
Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares at the closing date without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties and an income tax expense is recognized. Under Canadian GAAP, an adjustment to share capital is recorded for recognized future tax liabilities related to the renunciation of flow-through share expenditures.
f) Dilution Gains
Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2010
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Cash and cash equivalents	$97,554	(a)	$(4,106)	$93,448
Inventories	32,387	(b)	(3,691)	28,696
Restricted cash and investments	22,946	(a)	4,106	27,052
Property, plant and equipment	714,458	(b)	(91,102)	623,356

Accounts payable and accrued liabilities	13,753	(e)	—	13,753
Future income tax liability	106,183	(b)	3,079	109,262
Share capital	910,484	(d)	(616)
		(e)	1,198	911,066
Additional paid-in capital	—	(f)	9,814	9,814
Deficit	(256,729)	(b)	(93,995)
		(b)	(3,079)
		(d)	616
		(e)	(855)
		(f)	(9,814)	(363,856)
Accumulated other comprehensive income	104,862	(b)	(798)
		(e)	(343)	103,721

	December 31, 2009
	Canadian			U.S.
	GAAP		Adjustments	GAAP

Cash and cash equivalents	$19,804	(a)	$(1,177)	$18,627
Inventories	52,216	(b)	(3)	52,213
Restricted cash and investments	21,656	(a)	1,177	22,833
Property, plant and equipment	691,039	(b)	(86,377)	604,662

Accounts payable and accrued liabilities	9,508	(e)	39	9,547
Future income tax liability	102,918	(b)	3,328	106,246
Share capital	849,488	(d)	(616)
		(e)	(39)	848,833
Additional paid-in capital	—	(f)	9,814	9,814
Deficit	(242,494)	(b)	(86,019)
		(b)	(3,328)
		(d)	616
		(f)	(9,814)	(341,039)
Accumulated other comprehensive loss	75,482	(b)	(362)	75,120

The consolidated statements of operations and deficit and comprehensive income, adjusted to comply with U.S. GAAP, would be as follows:

		2010	2009

Net loss for the year, Canadian GAAP		$(14,235)	$(147,012)
Adjustments to U.S. GAAP:
Mineral property capitalized amounts	(b)	(4,288)	(40,896)
Mineral property impairment amounts	(b)	—	17,717
Inventory valuation	(b)	(3,688)	906
Tax effect of above adjustments	(b)	249	(4,701)
Flow-through share renunciation adjustment	(e)	(855)	—

Net loss for the year, U.S. GAAP		$(22,817)	$(173,986)

Deficit, beginning of year, U.S. GAAP		$(341,039)	$(167,053)

Deficit, end of year, U.S. GAAP		$(363,856)	$(341,039)

Comprehensive income (loss), U.S. GAAP
Net loss for the year, U.S. GAAP		$(22,817)	$(173,986)
Unrealized gain (loss) on available-for-sale securities		(2,490)	3,368
Cumulative foreign currency translation gain		31,090	75,894

Comprehensive income (loss), U.S. GAAP		5,783	(94,724)

Basic net loss per share, U.S. GAAP		$(0.07)	$(0.61)
Diluted net loss per share, U.S. GAAP		$(0.07)	$(0.61)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

		2010	2009

Net cash provided by (used in) operating activities:
Under Canadian GAAP		$35,551	$(42,442)
Adjustment for capitalized mineral property amounts	(b)	(14,305)	(25,104)

Under U.S. GAAP		$21,246	$(67,546)

Net cash used in investing activities:
Under Canadian GAAP		$(19,472)	$(27,116)
Adjustment for capitalized mineral property amounts	(b)	14,305	25,104

Under U.S. GAAP		$(5,167)	$(2,012)

Net cash provided by financing activities:
Under Canadian GAAP		$60,595	$85,414
Restricted cash from flow-through financings	(a)	(4,106)	(1,177)

Under U.S. GAAP		$56,489	$84,237

Accounting Changes:
Accounting Developments Effective for Fiscal 2010:

a)
Amendments to Accounting for VIEs — In 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”). Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. This amendment did not have an impact on the Company’s financial statements.

Accounting Developments Effective for Fiscal 2011:
The Company will cease to reconcile its financial statements to U.S. GAAP for the periods beginning on January 1, 2011 when it will start to apply International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board as set out in Part IV of the CICA Handbook — Accounting as its primary basis of accounting. Consequently, future accounting changes to U.S. GAAP that are effective for periods beginning on or after January 1, 2011 are not discussed as they will not be applied by the Company.